Exhibit 99.1



(NYSE: STVN)

Stevanato Group
Q3 2025 Financial Results

November 6, 2025

Safe Harbor Statement

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. ("we", "our", "us", "Stevanato Group" or the "Company") and which involve known and unknown risks, uncertainties and assumptions because they relate to events and depend on circumstances that will occur in the future whether or not within the control of the Company. These forward-looking statements include, or may include words such as "continued," "increased," "advancing," "growing," "ongoing," "rising," "increasing," "expect," "remains," "expands," "upgrades," "onshores," "will continue," "gaining," "well positioned," "meet," "drive," "enhance," "deliver," "scale," "sustained," and other similar terminology. Forward-looking statements contained in this presentation include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and sites, and our expectations related to our capacity expansion; the global supply chain and our committed orders; customer demand; the success of the Company's initiatives to optimize the industrial footprint, harmonize processes and enhance supply chain and logistics strategies; our geographical and industrial footprint; and our goals, strategies, and investment plans. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions of the U.S. capital markets, negative global and domestic economic and political conditions, inflation, the impact of the conflict between Russia and Ukraine, the evolving events in Israel and Gaza, supply chain and logistical challenges and other negative developments affecting Stevanato Group's business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (iv) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (v) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vi) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (vii) significant interruptions in our operations could harm our business, financial condition and results of operations; (viii) as a consequence of the COVID-19 pandemic, sales of vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, as the need for COVID-19 related solutions continue to decline; (ix) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (x) our business, financial condition and results of operations may be impacted by our ability to successfully expand capacity to meet customer demand ; (xi) the loss of a significant number of customers or a reduction in orders from a significant number of customers, including through destocking initiatives or lack of transparency of our products held by customers, could reduce our sales and harm our financial performance; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) given the relevance of our activities in the healthcare sector, investments by non-Italian entities in the Company, as well as certain asset disposals by the Company, may be subject to the prior authorization of the Italian Government (so called "golden powers"); (xvi) if relations between China and the U.S. deteriorate (including in connection with the current trade policy of the U.S. government), our business in the U.S. and China could be materially and adversely affected; (xvii) the U.S. government recently imposed tariffs on certain product manufactured in several jurisdictions, including China and the European Union, and has made announcements regarding the potential imposition of tariffs on other jurisdictions. Such tariffs as well as other trade policies that the U.S. government may implement in the future and the restrictive trade measures that other countries may adopt in response thereto, could adversely affect our business by making it more difficult or costly to trade goods between different jurisdictions; (xviii) cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements; (xix) our trade secrets may be misappropriated or disclosed, and confidentiality agreements with directors, employees and third parties may not adequately prevent disclosure of trade secrets and protect other proprietary information; (xx) if we are unable to obtain and maintain patent protection for our technology, products and potential products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets; (xxi) we depend in part on proprietary technology licensed from others, and if we lose our existing licenses or are unable to acquire or license additional proprietary rights from third parties, we may not be able to continue developing our potential products; and (xxii) we are obligated to maintain proper and effective internal control over financial reporting. Our internal controls were not effective for the year ended December 31, 2024, and in the future may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our ordinary shares; and any other risk described under the headings "Risk Factors," "Operating and Financial Review and Prospects" and "Business" in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. This list is not exhaustive. We therefore caution you against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company's future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Non-GAAP Financial Information

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP financial measures. Management monitors and evaluates its operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow and CAPEX. The Company believes that these non-GAAP financial measures provide useful and relevant information regarding its performance and improve its ability to assess its financial condition. While similar measures are widely used in the industry in which the Company operates, the financial measures it uses may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS. Accordingly, you should not place undue reliance on any non-IFRS financial measures contained in this presentation.



Stevanato Group Q3 2025 Financial Results Earnings Call



Franco
Stevanato

Chairman & CEO



Marco
Dal Lago

CFO



Lisa
Miles

CCO and IR

Stevanato Group



Franco Stevanato

Chairman & Chief Executive Officer



Top-line Growth, Record Mix of HVS, and Continued Margin Expansion

Q3 2025: Revenue grew +9% yoy (11% at CC), led by strong performance in the BDS Segment (+14% yoy, +17% on CC), fueled by demand for HVS, offsetting revenue decline in the Engineering Segment

- **Q3 2025 results exceeded our expectations**
  - Benefited from favorable timing of some product shipments in the BDS Segment, previously scheduled to occur in Q4 2025
  - Compared with Q3 2024, faced headwinds from FX and certain tariff costs that were not mitigated that tempered margins (already assumed in guidance)

- **On track to meet our FY 2025 guidance**, underscoring strong momentum as we scale our growth investments to meet increased demand for HVS

- Growth primarily fueled by **strong demand in our BDS Segment**, underpinned by **47% yoy growth of HVS**, driven mainly by Nexa® PFS, and to a lesser extent, EZ-fill® vials

Advancing On Meeting Growing Demands Of High-Growth Markets Like Biologics, A Core Pillar Of Our Strategy

- **Comprehensive and high performing EZ-fill® portfolio** coupled with **ongoing investments in growth capacity**

- **Continued shift towards RTU platforms** delivering superior quality, simplified processes, and enhanced operational flexibility
  - **EZ-fill cartridges selected for new GLP-1 biosimilar program**, one of the first to receive FDA approval and launched in the U.S.

- **Strong Secular Tailwinds**: (i) strong growth in biologics; (ii) rising pharmaceutical innovation; (iii) increasing trend towards the self-administration of medicines

→ *Demand in HVS and customer collaboration on RTU products illustrate our strong position to meet industry's growing demand*



Engineering Segment: Meaningful Operational Progress on Optimization Plan

- **Squarely focused on execution and meeting customer commitments**
  - Yielded operational improvements, but financial performance below our expectations
  - Returning Segment to historical performance levels will take more time to refresh workload and reposition Segment for stronger profitability

- **Healthy Pipeline of new opportunities, but converting into new orders slower than anticipated**
  - Strengthening sales organization; expect to harvest benefits in the coming quarters
  - Several pending opportunities are repeat orders: received positive customer feedback on recently installed lines
  - Cautiously optimistic that the order slowdown is temporary



Positive Segment Outlook

- **Long-term demand landscape remains strong** as the industry:

  (i) **expands capacity** to satisfy growing demand for injectable biologics and devices,

  (ii) **onshore more** core operations in the U.S., and

  (iii) **upgrades technologies** to meet higher quality standards and more stringent regulations (Annex One)

  → *Many major pharma players have announced extraordinary investments dedicated to U.S. manufacturing operations.*




Stevanato Group

Demand-driven Capacity Expansion Projects to Meet Rising Market Demand Amid Growth in Biologics



Fishers (IN), U.S.



Supporting U.S. customers across the full value chain, strategically focused to meet demand for biologics

- **Several PFS lines running commercial production.** Will continue to install and validate additional PFS lines throughout 2026.

- Installation and internal PQ ongoing for first vial lines

- Advancing device contract manufacturing buildout; still expect commercial activities to begin at the end of 2026 or early 2027.

→ *Hub in Fishers brings together our broad and complementary capabilities to offer customers an integrated offering*

Latina, Italy



Diversifying EMEA footprint with expanding capacity for PFS and EZ-fill® cartridges to satisfy market demand

- **Scaling commercial production for high-value Nexa® PFS**

- **Installation** of PFS manufacturing lines **and validation activities will continue into 2026**, as planned

- Preparing for the **next phase of RTU cartridge** production, powered by our new RTU 400 EZ-fill® cartridge lines. Commercial production still expected to launch at the end of FY26





Marco Dal Lago

Chief Financial Officer



Q3 2025: Financial Highlights

Q3 2025: Revenue

(€ Million)

HVS　non-HVS　*growth at CC*



- Revenue increase driven by 14% growth in the **BDS Segment,** which offset a 19% decline in the Engineering Segment

- **HVS** increased 47% yoy to **€147.9 M and represented 49% of total revenue** driven by strong demand in high-value PFS, as well as growth in both EZ-fill® vials and EZ-fill® cartridges

Q3 2025: Margins

- **Gross profit margin increased 240 bps to 29.2%,** driven by:

    i.   **Favorable mix of accretive HVS**

    ii. Financial **improvements from Latina and Fishers** (sites remain margin-dilutive, but gaining operating leverage as volumes and revenue grow)

    iii. Ongoing **recovery in vial demand**

    iv. Positive trends were partially offset by lower gross profit from the Engineering Segment, and to a lesser extent, the impact of FX and certain tariff costs that were not mitigated.

- **Operating profit margin increased 260 bps to 17.4%** (adj. operating profit margin rose 220 bps to 18.5%)

- Net profit of €36.1M, or €0.13 of diluted EPS (adj. net profit* of €38.5M, or **€0.14 of adjusted diluted EPS***)

- Adjusted EBITDA* increased to €77.8M; **adjusted EBITDA margin* increased 280 bps to 25.7%**

All comparisons refer to Q3 2024 unless otherwise specified.
* Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA, adjusted EBITDA margin, are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures

Q3 2025: Segment Trends

Biopharmaceutical and Diagnostic Solutions (BDS) Segment



REVENUE
(€ Million)

| 233 | 267 |
| Q3 2024 | **Q3 2025** |

GROSS PROFIT
MARGIN
(%)

| 28.0 | 32.0 |
| Q3 2024 | **Q3 2025** |

Revenue increased 14% (17% at cc), driven by growth in HVS. Outperformed expectations driven by ~€10M in revenue from product shipments previously expected to occur in Q4 2025

- **Record-level of HVS revenue of €147.9 M,** underpinned primarily by strong demand for high-value Nexa® syringes, along with continued recovery in EZ-fill® vials

- Revenue from other containment and delivery solutions declined to €118.8 M due to decreases in low-value syringes and IVD, partially offset by growth in bulk vials and contract manufacturing activities for drug delivery devices

Gross profit margin grew 400 bps to 32.0%, driven by: (i) favorable mix of HVS, (ii) financial improvements in Latina and Fishers, and (iii) market recovery in vial demand; tailwinds were partially offset by FX and certain unmitigated tariff costs. Operating profit margin was 22.1%

Engineering Segment



REVENUE
(€ Million)

| 45 | 36 |
| Q3 2024 | **Q3 2025** |

GROSS PROFIT
MARGIN
(%)

| 15.6 | 10.4 |
| Q3 2024 | **Q3 2025** |

Revenue decreased 19% to €36.4 million, driven by lower sales from glass converting and assembly lines, partially offset by growth in pharma visual inspection and after-sales

Gross profit margin decreased to 10.4% due to lower revenue and current unfavorable project mix (higher proportion of revenue from complex projects in Denmark and fewer new orders). Operating profit was -1.1%, and impacted by higher operating expenses from certain R&D activities tied to the ongoing development and launch of the next generation RTU 400 EZ-fill® cartridge lines

All comparisons refer to Q3 2024 unless otherwise specified. Rounded figures


Stevanato Group

Balance Sheet and Cash Flow Items

At Quarter Ended September 30, 2025	
€ 113.3M	**€ 333.0M**
Total Cash and Cash Equivalents	Net Debt*

In Q3 2025		
€ 54.9M	**€ 47.2M**	**€ 0.3M**
CapEx*	Net Cash Generated from Operations	Free Cash Flow*

---
*Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures.

 Stevanato Group



Maintaining Fiscal 2025 Guidance

	FY 2025 Guidance
Revenue	**€ 1.160B - € 1.190B**
Implied Revenue Growth	*5% to 8%*
Implied Revenue Growth at cc	*7% to 9%*
Adjusted DEPS*	**€ 0.50 - € 0.54**
Adjusted EBITDA*	**€ 288.5M - € 301.8M**

- Revenue from HVS will range between 43% and 44% (prior assumption of 40% to 42%)
- Higher than anticipated FX impact in the third quarter; now expect impact from FX of approx. €15 to €16 million for FY25 (prior range of €12 to €15 million). This is fully offset with higher organic growth

*Adjusted operating profit margin, adjusted net profit, adjusted DEPS, adjusted EBITDA and adjusted EBITDA margin, Net Debt, CapEx, Free Cash Flow are non-GAAP financial measures. Please refer to slides 16 to 21 for a reconciliation of non-GAAP measures.



Franco Stevanato

Chairman & Chief Executive Officer

 Stevanato Group

Sustained Momentum Driven by Healthy Market Demand and Rise in Biologics; Well Positioned for Long-term Profitable Growth

- Performance underscores the **strength of our long-term strategy and business fundamentals**

- **Continued solid delivery**: (i) growth in HVS, (ii) innovation in drug containment and drug delivery solutions, and (iii) meaningful progress across our investment projects

- While challenges remain in Engineering, taken decisive steps to improve execution, strengthen our commercial teams and unlock long-term value

- **Well positioned to meet robust current and future demand for sustained success**

→ *With a healthy pipeline, strong tailwinds, and a clear strategic focus, we are confident that we will be able to drive growth, enhance patient outcomes, and deliver lasting value for our customers, employees, and shareholders*







(NYSE: STVN)

Stevanato Group
Q3 2025 Financial Results

Thank You



Reconciliation of Non-GAAP Financial Measures

This presentation contains non-GAAP financial measures. Please refer to the tables included in this presentation for a reconciliation of non-GAAP measures.

Management monitors and evaluates our operating and financial performance using several non-GAAP financial measures, including Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Income Taxes, Adjusted Net Profit, Adjusted Diluted EPS, Capital Employed, Net Cash, Free Cash Flow, and CapEx. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.


Stevanato Group

Reconciliation of Non-GAAP Financial Measures (1/5)

Reconciliation of Revenue to Constant Currency Revenue
(Amounts in € millions)

Three months ended September 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	266.7	36.4	303.2
Effect of changes in currency translation rates	5.4	—	5.4
Constant Currency Revenue (Non-IFRS GAAP)	272.2	36.4	308.6

Nine months ended September 30, 2025	Biopharmaceutical and Diagnostic Solutions	Engineering	Consolidated
Reported Revenue (IFRS GAAP)	731.1	108.7	839.8
Effect of changes in currency translation rates	9.7	—	9.7
Constant Currency Revenue (Non-IFRS GAAP)	740.8	108.7	849.5

Reconciliation of EBITDA
(Amounts in € millions)

	For the three months ended September 30, 2025	2024	Change %	For the nine months ended September 30, 2025	2024	Change %
Net Profit	36.1	30.0	20.1%	92.3	69.4	32.9%
Income Taxes	13.1	10.8	21.3%	31.1	26.2	18.7%
Finance Income	(0.5)	(2.1)	(78.2)%	(13.9)	(8.2)	69.9%
Finance Expenses	4.1	2.4	71.1%	19.3	6.8	182.0%
Operating Profit	**52.7**	**41.0**	**28.5%**	**128.7**	**94.3**	**36.5%**
Depreciation and Amortization and Impairment of PPE	21.8	18.4	18.1%	64.0	60.9	5.0%
EBITDA	**74.5**	**59.5**	**25.3%**	**192.7**	**155.2**	**24.1%**

Calculation of Net Profit margin, Operating Profit Margin, Adjusted EBITDA Margin and Adjusted Operating Profit Margin
(Amounts in € millions)

	For the three months ended September 30, 2025	2024	For the nine months ended September 30, 2025	2024
Revenue	303.2	277.9	839.8	773.4
Net Profit Margin (Net Profit/ Revenue)	*11.9%*	*10.8%*	*11.0%*	*9.0%*
Operating Profit Margin (Operating Profit/ Revenue)	*17.4%*	*14.8%*	*15.3%*	*12.2%*
Adjusted EBITDA Margin (Adjusted EBITDA/ Revenue)	*25.7%*	*22.9%*	*23.8%*	*21.8%*
Adjusted Operating Profit Margin (Adjusted Operating Profit/ Revenue)	*18.5%*	*16.3%*	*16.2%*	*13.9%*


Stevanato Group

Reconciliation of Non-GAAP Financial Measures (2/5)

**Reconciliation of Reported and Adjusted EBITDA, Operating Profit, Income Taxes,
Net Profit, and Diluted EPS
(Amounts in € millions, except per share data)**

Three months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	74.5	52.7	13.1	36.1	0.13
Adjusting items:					
Start-up costs new plants (1)	2.4	2.4	0.7	1.8	0.01
Restructuring and related charges (2)	0.9	0.9	0.2	0.7	0.00
Adjusted	**77.8**	**56.1**	**14.0**	**38.5**	**0.14**
Adjusted Margin	**25.7%**	**18.5%**			

Nine months ended September 30, 2025	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	192.7	128.7	31.1	92.3	0.34
Adjusting items:					
Start-up costs new plants (1)	4.5	4.5	1.2	3.3	0.01
Restructuring and related charges (2)	3.1	3.1	0.8	2.3	0.01
Adjusted	**200.3**	**136.3**	**33.0**	**97.9**	**0.36**
Adjusted Margin	**23.8%**	**16.2%**			

Three months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	59.5	41.0	10.8	30.0	0.11
Adjusting items:					
Start-up costs new plants (1)	3.5	3.5	1.0	2.6	0.01
Restructuring and related charges (2)	0.5	0.5	0.1	0.4	0.00
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	**63.7**	**45.2**	**11.9**	**33.1**	**0.12**
Adjusted Margin	**22.9%**	**16.3%**			

Nine months ended September 30, 2024	EBITDA	Operating Profit	Income Taxes (4)	Net Profit	Diluted EPS (EUR cents)
Reported	155.2	94.3	26.2	69.4	0.26
Adjusting items:					
Start-up costs new plants (1)	9.2	9.2	2.5	6.7	0.02
Restructuring and related charges (2)	3.6	3.6	0.9	2.7	0.01
Other severance costs (3)	0.2	0.2	0.1	0.2	0.00
Adjusted	**168.3**	**107.3**	**29.6**	**79.1**	**0.29**
Adjusted Margin	**21.8%**	**13.9%**			

(1) During the three and the nine months ended September 30, 2025, and the Group recorded EUR 2.4 million and EUR 4.5 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy. These costs are primarily related to labor costs for training and travel of personnel who are in the learning and development phase and not active in the manufacturing of products. During the three and the nine months ended September 30, 2024, the Group recorded EUR 3.5 million and EUR 9.2 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, and in Latina, Italy.

(2) During the three and the nine months ended September 30, 2025, the Group recorded EUR 0.9 million and EUR 3.1 million, respectively, of restructuring and related charges among cost of sales, selling and marketing and general and administrative expenses. These are mainly employee costs related to the reorganization of some business functions. During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.5 million and EUR 3.6 million, respectively, of restructuring and related charges among general and administrative expenses and research and development expenses.

(3) During the three and the nine months ended September 30, 2024, the Group recorded EUR 0.2 million related to personnel expenses, including other severance costs.

(4) The income tax adjustment is calculated by multiplying the applicable nominal tax rate to the adjusting items.



Reconciliation of Non-GAAP Financial Measures (3/5)

Capital Employed
(Amounts in € millions)

	As of September 30, 2025	As of December 31, 2024
- Goodwill and intangible assets	83.5	83.6
- Right of use assets	12.9	15.7
- Property, plant and equipment	1,317.3	1,248.4
- Financial assets - investments FVTPL	0.1	0.2
- Other non-current financial assets	13.2	5.4
- Deferred tax assets	102.4	95.3
Non-current assets excluding FV of derivative financial instruments	**1,529.4**	**1,448.7**
- Inventories	274.7	245.2
- Contract assets	182.7	168.5
- Trade receivables	266.8	296.0
- Trade payables	(210.4)	(231.0)
- Advances from customers	(38.0)	(16.6)
- Non-current advances from customers	(63.2)	(44.0)
- Contract liabilities	(8.0)	(16.5)
Trade working capital	**404.6**	**401.6**
- Tax receivables and other receivables	39.2	70.6
- Current financial receivables - rent to buy agreement	0.9	—
- Non-current assets held for sale	—	0.2
- Tax payables and other current liabilities	(120.9)	(92.2)
- Current provisions	(4.9)	(4.1)
Net working capital	**318.9**	**376.1**
- Deferred tax liabilities	(13.3)	(12.6)
- Employees benefits	(6.7)	(7.2)
- Non-current provisions	(2.9)	(2.8)
- Other non-current liabilities	(55.2)	(62.7)
Total non-current liabilities and provisions	**(78.0)**	**(85.3)**
Capital employed	**1,770.3**	**1,739.4**
Net (debt) /cash	**(333.0)**	**(335.0)**
Total Equity	**(1,437.3)**	**(1,404.4)**
Total equity and net (debt)/ cash	**(1,770.3)**	**(1,739.4)**



Reconciliation of Non-GAAP Financial Measures (4/5)

CAPEX
(Amounts in € millions)

	For the three months ended September 30, 2025	For the three months ended September 30, 2024	Change €	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024	Change €
Addition to Property, plant and equipment	52.9	55.6	(2.7)	187.7	197.9	(10.2)
Addition to Intangible Assets	2.0	3.2	(1.2)	6.0	8.7	(2.7)
CAPEX	**54.9**	**58.8**	**(3.9)**	**193.7**	**206.6**	**(12.9)**

Net (Debt) / Net Cash
(Amounts in € millions)

	As of September 30, 2025	As of December 31, 2024
Non-current financial liabilities	(368.1)	(317.7)
Current financial liabilities	(85.3)	(116.9)
Other non-current financial assets - Fair value of derivatives financial instruments	0.2	—
Other current financial assets other than financial receivables for rent to buy agreement	6.8	1.3
Cash and cash equivalents	113.3	98.3
Net (Debt)/ Cash	**(333.0)**	**(335.0)**

Free Cash Flow
(Amounts in € millions)

	For the three months ended September 30, 2025	For the three months ended September 30, 2024	For the nine months ended September 30, 2025	For the nine months ended September 30, 2024
Net cash flow from operating activities	47.2	18.3	192.0	112.1
Interest paid	1.4	1.5	4.9	3.8
Interest received	(0.2)	(0.5)	(1.2)	(1.7)
Purchase of property, plant and equipment	(46.4)	(44.6)	(174.4)	(213.7)
Proceeds from sale of property, plant and equipment	0.2	0.1	1.6	3.1
Purchase of intangible assets	(2.0)	(3.2)	(6.0)	(8.7)
Free Cash Flow	**0.3**	**(28.4)**	**16.9**	**(105.0)**


Stevanato Group

Reconciliation of Non-GAAP Financial Measures (5/5)

Reconciliation of 2025 Guidance*
Reported and Adjusted EBITDA, Operating Profit, Net Profit, Diluted EPS
(Amounts in € millions, except per share data)

	Revenue	EBITDA	Operating Profit	Net Profit	Diluted EPS (EUR cents)
Reported	1,160.0-1,190.0	278.0 - 291.3	187.1 - 200.4	130.1 - 140.7	0.48 - 0.52
Adjusting items					
Start-up of new plants and restructuring costs	—	10.5	10.5	7.7	0.03
Adjusted	**1,160.0-1,190.0**	**288.5 - 301.8**	**197.6 - 210.9**	**137.8 - 148.4**	**0.50 - 0.54**

*Amounts may not add due to rounding

Stevanato Group